UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-14960

EQNIKH TRAPEZA THS ELLADOS A.E.

(Exact name of registrant as specified in its charter)

NATIONAL BANK OF GREECE S.A.

(Translation of registrant’s name into English)

86 Eolou Street

10232 Athens, Greece

Tel: +30 210 334 1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐

(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.  National Bank of Greece S.A. (the Company) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the Exchange Act) on or about October 18, 1999, the date that its registration statement on Form F-1 filed on September 30, 1999 (No. 333-10914, as amended) was declared effective by the Securities and Exchange Commission (the SEC).

B.  The Company has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The Company’s ordinary shares were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (Securities Act) on October 25, 1999 pursuant to Registration Statements on Form F-1 (No. 333-10914, as amended, and No.333-11038).  References to the Company’s ordinary shares in this Form 15F include, where applicable, ordinary shares that were represented by ADSs (as defined below). The Company’s ordinary shares, each represented by one American Depositary Share (ADS), were traded on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs). The ADRs were delisted from the NYSE on December 17, 2015.

Item 3. Foreign Listing and Primary Trading Market

A. The Company has maintained a listing of its ordinary shares on the ATHEX in Greece.  Greece constitutes the primary trading market for the Company’s ordinary shares. B. The Company’s ordinary shares were initially listed on the ATHEX, formerly known as the Athens Stock Exchange, in May 1880. The Company has maintained the listing of its ordinary shares on the ATHEX for at least the 12 months preceding the filing of this Form 15F.

C. During the 12-month period beginning on March 1, 2018 and ending on February 28, 2019, approximately 98.0% of the worldwide average daily trading volume (ADTV) in the Company’s ordinary shares occurred in Greece.  During this period, the ADTV of the Company’s ordinary shares in Greece was greater than the ADTV of ordinary shares in the United States.

Item 4. Comparative Trading Volume Data

A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on March 1, 2018 and ended on February 28, 2019 (the Applicable Period).

B. For the Applicable Period, the ADTV of the Company’s ordinary shares in the United States was 58,147 and the ADTV of the ordinary shares on a worldwide basis was 2,844,592.

C. For the Applicable Period, the ADTV of the Company’s ordinary shares in the United States as a percentage of the ADTV of the ordinary shares on a worldwide basis was 2.0%.

D. The Company’s ADRs were suspended from trading on the NYSE on November 27, 2015 and were delisted from the NYSE on December 17, 2015 pursuant to a Form 25 filed by the NYSE.  As of December 17, 2015, the ADTV of the Company’s ordinary shares in the United States as a percentage of the ADTV of the ordinary shares on a worldwide basis for the preceding 12-month period that started on November 1, 2014 and ended on October 31, 2015 was 45.3%.

E. On November 15, 2017, the Company’s Board of Directors resolved to terminate the ADR facility for the ordinary shares, with the termination date as of March 15, 2018. The Company furnished a press release in connection with this resolution to the SEC under the cover of Form 6-K on November 15, 2017.  As of March 15, 2018, the ADTV of the Company’s ordinary shares in the United States as a percentage of the ADTV of the ordinary shares on a worldwide basis for the preceding 12-month period that started on March 1, 2017 and ended on February 28, 2018 was 8.5%.

F. The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P., both with respect to its on-exchange transactions and with respect to its off-exchange transactions in the United States.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Company first published a notice, as required by Rule 12h-6(h) under Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act on November 15, 2017 and then again on March 18, 2019.

B. The Company disseminated the notice in the United States by means of press release (the “Press Release”) through various news wires and published each of them on Company’s website. The Press Release dated November 15, 2017 was submitted to the SEC under cover of Form 6-K on November 15, 2017 and the Press Release dated March 18, 2019 is attached hereto as Exhibit 99.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii), in English, on its website, at www.nbg.gr/en/the-group/investor-relations.

PART III

Item 10. Exhibits

The following exhibit is attached hereto:

Exhibit 99 Press Release of NBG dated March 18, 2019

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)         The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)         Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)         It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, National Bank of Greece S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, National Bank of Greece S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Dated: March 18, 2019

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Chief Financial Officer

Dated: March 18, 2019

National Bank of Greece S.A.

/s/ George Angelides

(Registrant)

Director, Financial Division